Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County
Taiwan

October 30, 2008

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Omphalos, Corporation
Form 10-KSB for the year ended December 31, 2007
Filed April 11, 2008
Form 10-Q for the quarter ended March 31, 2008
Form 8-K/A filed April 9, 2008
File No. 000-32341

Dear Ms. Tillan:

The following are responses of Omphalos Corporation (the “Company”) to the corresponding numbered comments in the October 20, 2008 letter from the Securities and Exchange Commission (the “Commission”). The Company will file an amended Form 10-Q for the quarter ended March 31, 2008 and an amended 10-Q for the quarter ended June 30, 2008, and an amended Form 8-K/A, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter (which approach was discussed by Ms. Julie Sherman with our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180, prior to the preparation of this response).

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Report of Independent Registered Public Accounting Firm, page 1

1.
Please refer to prior comment 1. Your response states that you “will file an amended report on Form 8-K/A that will include the financial statements for the year ended December 31, 2006, prepared by Simon & Edward, LLP, and dated March 15 2007, together with a consent from Simon & Edward, LLP to permit the inclusion of the financial statements.” Please note that the company’s financial statements should be prepared by the company and not the company’s independent auditors. Preparation of the financial statements by the auditors would call into question the independence of the auditors. Refer to Article 2 of Regulation S-X. Please clarify you prior response.

Response

Our response incorrectly characterized the financial statements for the year ended December 31, 2006 as “prepared by Simon & Edward, LLP”. These financial statements were prepared by the Company and audited by Simon & Edward, LLP. Submitted with this response is a proposed amended report on Form 8-K/A that includes the financial statements for the year ended December 31, 2006, prepared by the Company and audited by Simon & Edward, LLP, together with a consent from Simon & Edward, LLP to permit the inclusion of the financial statements, and the disclosures required by Item 304 of Regulation S-K with respect to the change in Omphalos’ auditor.

Consolidated and Combined Statements of Income, page 4

3.
Please refer to our prior comment 3. We note from your response that “you have revised the consolidated and combined statements of income.” Please clarify for us where these revisions have been made and confirm you will make the changes in future filings.

Response

This will confirm that these revisions have been made and will be made in future filings. Submitted with this response is a proposed amended report on Form 8-K/A that includes the financial statements for the year ended December 31, 2006, containing revised Consolidated and Combined Statements of Income reflecting the revisions and amended reports on Form 10-Q/A for the periods ended March 31, 2008 and June 30, 2008 that contain revised Consolidated and Combined Statements of Income reflecting the revisions.

Consolidated and Combined Statements of Shareholders’ Equity, page 5

4.	Please refer to our prior comment 4. Please clarify why you believe the presentation of a stock split as a separate line item in the statement of shareholders’ equity is appropriate.

Response

Submitted with this response is a proposed amended report on Form 8-K/A that includes the financial statements for the year ended December 31, 2006, containing a revised Statement of Shareholders’ Equity reflecting the deletion of the presentation of a stock split as a separate line item and proposed amended reports on Form 10-Q/A for the periods ended March 31, 2008 and June 30, 2008 that contain a revised Statement of Shareholders’ Equity reflecting the revisions.

Consolidated and Combined Statements of Cash Flows, page 6

5.
Please refer to our prior comment 5. We again note from your response that “you have revised” the description of the line item. Please clarify for us where these revisions have been made and confirm you will make the changes in future filings.

Response

Submitted with this response is a proposed amended report on Form 8-K/A that includes the financial statements for the year ended December 31, 2006, containing a revised Consolidated and Combined Statements of Cash Flows reflecting the revisions and proposed amended reports on Form 10-Q/A for the periods ended March 31, 2008 and June 30, 2008 that contain revised Consolidated and Combined Statements of Cash Flows reflecting the revision of the description of the line item from “Acquisition of Omphalos, All Fine, and All Fine (B.V.I.)” to “Distributions to Shareholders for Reorganization”. This will confirm that this revision will be made in future filings.

6.
Further, please tell us why cash was distributed in the share exchange and to whom. Tell us how you accounted for the cash issued in your financial statements. Ensure that your disclosure discusses this part of the transaction.

Response

Omphalos BVI, Omphalos Taiwan, All Fine BVI and All Fine Taiwan were under common control and 100% owned by same shareholders (husband and wife). These four companies are also in the same business and under the same management. During the year 2007, Omphalos BVI paid $2,429,445 to these shareholders and acquired 100% outstanding shares of the other three companies- Omphalos Taiwan, All Fine BVI, and All Fine Taiwan. Omphalos BVI became the 100% shareholder of the other three companies. The transaction was accounted for as reorganization and the cash issued was recorded as “Distribution to shareholder for reorganization” in the Statements of Cash Flows.

Please refer to the revised financial statements included with this response. We have included the above disclosure in Note 1 of the Notes to the Financial Statements.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 1. Organization and Summary of Significant Accounting Policies, page 11

Cash Equivalents, Investments, and Long-Term Investments, page 13

7.
Please refer to prior comment 11. We note the disclosure in your June 30, 2008 Form 10-Q that “[t]he Company does not believe that the adoption of SFAS 157 will have a material impact on its financial statements.” As such, it appears that you have not reflected the adoption of SFAS 157 in your financial statements. Please ensure that the amendments you file to your March 31, and June 30, 2008 Forms 10-Q include the adoption of SFAS 157 and any required disclosures.

Response

We will revise the disclosure in the amendment to our Form 10-Q for the period ending March 31, 2008 to be filed on Form 10-Q/A and in the amendment to our Form 10-Q for the period ending June 30, 2008 to be filed on Form 10-Q/A, to reflect the adoption of SFAS 157 and any required disclosures. Submitted with this response are proposed amended reports on Form 10-Q/A for the periods ended March 31, 2008 and June 30, 2008 reflecting the revised disclosure regarding the adoption of SFAS 157.

Exhibit 31.1 and 31.2

8.
Please refer to our prior comments 13, 14 and 15. We note from your response that you will amend your Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008. We may have further comments after you file those amendments.

Response

Copies of the Amended Certifications, that conform to the requirements of Item 601(b)(31)of Regulation S-K, will be included as Exhibits 31.1, 31.2, 32.1 and 32.2 to the Company’s amended reports on Form 10-KSB/A for the year ended December 31, 2007, Form 10-Q/A for the quarter ended March 31, 2008, and Form 10-Q/A for the quarter ended June 30, 2008. Submitted with this response are these proposed amended reports.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response. Should you require further information, please contact me at 011-8863-322-9658. Our telecopier no. is 886-3-352-1338. Otherwise, I look forward to hearing that your follow-up discussion with our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, went satisfactorily and that we should proceed promptly with the preparation and filing of our amended reports.

Very truly yours,

/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board

OMPHALOS CORP. (B.V.I.) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2007 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Consolidated and Combined Balance Sheets	2 - 3

Consolidated and Combined Statements of Income	4

Consolidated and Combined Statements of Changes in Shareholders' Equity and Comprehensive Income	5

Consolidated and Combined Statements of Cash Flows	6

Notes to Financial Statements	7 - 22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Omphalos Corp.

We have audited the accompanying consolidated balance sheet of Omphalos Corp. (B.V.I.) and its subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The combined financial statements of Omphalos Corp. (B.V.I.) and its affiliates for the year ended December 31, 2006 were audited by other auditors whose report, dated March 15, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Omphalos Corp. (B.V.I.) as of December 31, 2007, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KCCW Accountancy Corp.

Walnut, California
February 28, 2008

OMPHALOS CORP. (B.V. I.)
CONSOLIDATED AND COMBINED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
Assets
Current Assets
Cash and cash equivalents	$2,783,243	$9,124,178
Accounts receivable, net	3,892,353	1,795,676
Inventory, net	657,788	941,986
Prepaid and other current assets	132,508	93,213
Short-term investments	-	80,487
Total current assets	7,465,892	12,035,540

Leasehold Improvements and Equipment, net	13,808	196,061

Intangible assets, net	29,946	20,375
Deposits	-	11,601
Long-term investments	1,100,704	1,902,166

Total Assets	$8,610,350	$14,165,743

The Accompanying Notes Are an Integral Part of the Financial Statements.

OMPHALOS CORP. (B.V. I.)
CONSOLIDATED AND COMBINED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$3,940,816	$3,194,389
Accrued salaries and bonus	42,081	1,057,659
Accured expenses	180,841	58,332
Advances from shareholders	-	46,998
Total current liabilities	4,163,738	4,357,378

Commitments and contingencies

Shareholders' Equity
Common stock, $0.5 par value, 100,000 shares authorized, issued and outstanding as of 12/31/07	50,000	-
Capital contribution	-	434,215
Subscription receivable	-	(100,000)
Other comprehensive income	211,407	213,824
Retained Earnings	4,185,205	9,260,326
Total shareholders' equity	4,446,612	9,808,365

Total Liabilities and Shareholders' Equity	$8,610,350	$14,165,743

The Accompanying Notes Are an Integral Part of the Financial Statements.

OMPHALOS CORP. (B.V. I.)
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME
For the Years Ended December 31, 2007 and 2006

	2007	2006

Operating revenue:
Sales of goods, net	$10,047,118	$13,782,980
Other operating revenue	378,013	24,175
Total operating revenue	10,425,131	13,807,155

Operating costs:
Cost of sales	7,026,432	10,139,012

Gross profit	3,398,699	3,668,143

Selling, general and administrative expenses	1,922,076	2,378,892

Income from operations	1,476,623	1,289,251

Other income (expenses)
Rental income	174	332
Interest income	284,272	266,076
Gain on foreign currency exchange	38,755	76,257
Gain on investment	-	2,118
Miscellaneous income	899	1,881
Total other income	324,100	346,665

Income before provision for income taxes	1,800,723	1,635,916

Provision for income taxes	-	-

Net Income	$1,800,723	$1,635,916

Weighted average number of common shares:
Basic and diluted	100,000	100,000

Not income per share:
Basic and diluted	$18.01	$16.36

The Accompanying Notes Are an Integral Part of the Financial Statements.

OMPHALOS CORP. (B.V. I.)
CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2007 and 2006

	Common Stock / Capital Contribution		Retained	Subscription	Comprehensive
	Shares	Amount	Earning	Receivable	Income (Loss)	Total

Balance at January 1, 2006		$434,215	$7,624,410	$(100,000)	$150,417	$8,109,042
Translation adjustment		-	-	-	63,407	63,407
Net income		-	1,635,916	-	-	1,635,916
Balance at December 31, 2006		434,215	9,260,326	(100,000)	213,824	9,808,365
Capital contribution		-	-	100,000	-	100,000
Reorganization	100,000	(384,215)	(2,045,230)	-	-	(2,429,445)
Dividends	-	-	(4,830,614)	-	-	(4,830,614)
Translation adjustment	-	-	-	-	(2,417)	(2,417)
Net income	-	-	1,800,723	-	-	1,800,723
Balance at December 31, 2007	100,000	$50,000	$4,185,205	$-	$211,407	$4,446,612

The Accompanying Notes Are an Integral Part of the Financial Statements.

OMPHALOS CORP. (B.V. I.)
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities
Net income	$1,800,723	$1,635,916
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	11,522	15,407
Loss on disposal of fixed assets	2,541	-
Foreign currency exchange (gains)	(38,755)	(76,257)
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	(2,069,560)	3,992,622
Decrease in inventory	283,580	451,701
(Increase) Decrease in prepaid and other assets	(27,128)	49,121
Increase (Decrease) in accounts payable	730,184	(5,274,379)
Increase (Decrease) in accrued expenses	(886,369)	536,628
(Decrease) in other long-term liabilities	-	(10,350)
Net cash provided by (used in) operating activities	(193,262)	1,320,409

Cash flows from investing activities
Acquisition of fixed assets	(19,228)	-
Proceeds received from disposition of assets	115,026	-
Distributions to shareholders for reorganization	(2,429,445)	-
Redemption (Purchase) of investments	877,603	(549,846)
Net cash (used in) investing activities	(1,456,044)	(549,846)

Cash flows from financing activities
Loans from (repayment to) related parties	(46,616)	110,528
Capital contribution	100,000	-
Dividend distributions	(4,830,614)	-
Net cash provided by (used in) financing activities	(4,777,230)	110,528

Effect of exchange rate changes on cash and cash equivalents	85,601	140,931

Net increase (decrease) in cash and cash equivalents	(6,340,935)	1,022,022

Cash and cash equivalents
Beginning	9,124,178	8,102,156
Ending	$2,783,243	$9,124,178

Supplemental disclosure of cash flows
Cash paid during the year for:
Interest expense	$-	$-
Income tax	$-	$-

The Accompanying Notes Are an Integral Part of the Financial Statements.

OMPHALOS CORP. (B.V. I.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Omphalos Corp. (B.V.I.) and its wholly owned subsidiaries (collectively, the “Company”). Omphalos Corp. (B.V.I.) is the sole owner of all of the outstanding shares of the following subsidiaries: Omphalos Corp.; All Fine Technology Co., Ltd.; and All Fine Technology Co., Ltd. (B.V.I.).

Omphalos Corp. (B.V.I.) was incorporated on October 30, 2001 under the laws of the British Virgin Islands. Omphalos Corp. (Taiwan) was incorporated on February 13, 1991 under the laws of Republic of China. All Fine Technology Co., Ltd. (Taiwan) was incorporated on March 23, 2004 under the laws of Republic of China. All Fine Technology Co., Ltd. (B.V.I.) was incorporated on February 2, 2005 under the laws of the British Virgin Islands. These companies were under common control and owned by same shareholders. On July 4, 2007, Omphalos Corp. (BVI) acquired Omphalos Corp. (Taiwan) and All Fine Technology Co. Ltd. (Taiwan) by paying $334,215 in cash to the shareholders. On October 19, 2007 Omphalos Corp. (BVI) completed the purchase of All Fine Technology Co. Ltd. (BVI) by paying $2,095,230 in cash to the shareholders. Omphalos Corp. (B.V.I) became the 100% shareholder of the other three entities. Omphalos Corp. (B.V.I.) and its subsidiaries supplies a wide range of equipments and parts including reflow soldering ovens and automated optical inspection machines for printed circuit board (PCB) manufacturers in Taiwan and China.

Basis of Consolidation / Combination — For the year 2006, the combined financial statements include the accounts of Omphalos Corp., Omphalos Corp. (B.V.I.), All Fine Technology Co., Ltd., and All Fine Technology Co., Ltd.(B.V.I.). There companies were under common control and ownership. During the year 2007, these companies reorganized and Omphlaos Corp. (B.V.I.) becomes the sole owner of all of the outstanding shares of Omphalos Corp., All Fine Technology Co., Ltd., and All Fine Technology Co., Ltd. (B.V.I.). For the year 2007, the consolidated financial statements include the accounts of Omphalos Corp. (B.V.I.) and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

Segment Reporting — The Company determines and discloses its segments in accordance with SFAS No. 131 “ Disclosures about Segments of an Enterprise and Related Information” which uses a “management” approach for determining segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. SFAS No. 131 also requires disclosures about products or services, geographic areas, and major customers. The Company’s management reporting structure provided for only one segment in 2007 and 2006 and accordingly, no separate segment information is presented.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contingencies — Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash Equivalents, and Long-term Investments — Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Long-term investments consist of certificates of deposit (CDs) with maturities in excess of one year.

Accounts Receivable — Accounts receivable are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts at year end. Management determines the allowance for doubtful accounts by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventory — Inventory is carried at the lower of cost or market. Cost is determined by using the specific identification method. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value, and charges to operations for known and anticipated inventory obsolescence. Inventory consists substantially of finished goods and is net of an allowance for slow-moving inventory of $188,503 and $203,704 at December 31, 2007 and 2006, respectively.

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

Automobile	5 years
Furniture and fixtures	3 years
Machinery and equipment	3 to 5 years
Leasehold improvements	55 years

Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in the statement of income for the period.

Other Intangible Assets — Other intangible assets consist of patents and are accounted for at historical costs. The Company amortizes other intangible assets over their useful lives, as applicable.

Effective July 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The adoption of SFAS No. 142 requires an initial impairment assessment involving a comparison of the fair value of trademarks, patents and other intangible assets to current carrying value. No impairment loss was recognized for the year ended December 31, 2007. Patents, trademarks, and other intangible assets determined to have indefinite useful lives are not amortized. The Company tests such intangible assets with indefinite useful lives for impairment annually, or more frequently if events or circumstances indicate that an asset might be impaired. Trademarks, patents, and other intangible assets determined to have definite lives are amortized over their useful lives or the life of the trademark and other intangible asset, whichever is less.

Revenue Recognition — The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superceded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and services performed and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or service has not been performed or is subject to refund until such time that the Company and the customer jointly determine that the product or service has been delivered or performed or no refund will be required.

The Company derives revenues from the sale of equipments and parts to customers. The Company recognizes this revenue when title passes to and the risks and rewards of ownership have transferred to the customer based on the terms of the sales, and is recorded net of returns, discounts and allowances. Shipping and handling charges to customers are included in net sales. Shipping and handling charges incurred by the Company are included in cost of good sold.

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued) — SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-Deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant.

Research and Development Expenses — Research and development costs are generally expensed as incurred.

 Advertising Expense — Advertising costs are expensed as incurred. Advertising expense incurred for the years ended December 31, 2007 and 2006 totaled approximately $3,729 and $3,800, respectively.

Warranty Costs — Substantially all of the Company’s equpiments are sold with a one- to two-year warranty. The Company periodically assesses the adequacy of its recorded warranty accrual and adjusts the amounts as necessary. The Company estimates its warranty costs based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. Future costs for warranties applicable to revenue recognized in the current period are charged to cost of revenue. The warranty accrual is reviewed quarterly to verify that it properly reflects the remaining obligation based on anticipated expenditures over the balance of the obligation period. Adjustments are made when accrual warranty claim experience differs from estimate.

To date, warranty costs incurred have been minimal in relation to the volume of revenues and have been within management’s expectation.

Income Taxes — Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled as prescribed in SFAS No. 109. A valuation allowance is established against deferred tax assets if it is more likely than not that all, or some portion, of such assets will not be realized.

Stock Based Compensation —The Company adopted Statement of Financial Accounting Standards No 123(R), “Share-Based Payments” (“SFAS No. 123R”) effective January 1, 2006. SFAS No. 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R generally requires such transactions be accounted for using a fair-value-based method. The Company does not have any awards of stock-based compensation issued and outstanding at December 31, 2007.

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share — The Company computes net income (loss) per share pursuant to Statement of Financial Accounting Standards No. 128 “Earnings Per Share”. Basic net income (loss) per share is computed by dividing income or loss applicable to common shareholders by the weighted average number of shares of the Company’s common stock outstanding during the period. Diluted net income (loss) per share is determined in the same manner as basic net income (loss) per share except that the number of shares is increased assuming exercise of dilutive stock options, warrants and convertible debt using the treasury stock method and dilutive conversion of the Company’s convertible preferred stock. The basic and diluted earnings per share prior to reorganization on October 19, 2007 are based upon 100,000 shares, as required to comply with SFAS No. 128.

Impairment of Long-Lived Assets —The Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", effective December 15, 2001. The Company periodically evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset were less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

The assumptions used by management in determining the future cash flows are critical. In the event these expected cash flows are not realized, future impairment losses may be recorded. Management has determined that no impairments of long-lived assets currently exist.

Concentrations—

Credit Risk: Financial instruments that subject the Company to credit risk consist primarily of trade accounts receivable and investments. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company regularly evaluates securities to determine whether there has been any diminution in value that is deemed to be other than temporary.

Customers: The Company sells equipments and parts to printed circuit board (PCB) manufacturers in Taiwan and China. The Company performs ongoing credit evaluations of its customers’ financial condition and generally, requires no collateral. For the year ended December 31, 2007, three customers, each of who accounted for more than 10% of the Company’s total revenues, represented approximately 74% of its total revenues, and 67% of accounts receivable in aggregate at December 31, 2007. For the year ended December 31, 2006, three customers, each of who accounted for more than 10% of the Company’s total revenues, represented approximately 74% of its total revenues, and 72% of accounts receivable in aggregate at December 31, 2006.

Suppliers: For the year ended December 31, 2007, 98% of the Company’s inventory is purchased from two vendors. Management believes other vendors could supply similar products, but their terms may not be as favorable as currently being offered by these vendors. A change in suppliers, however, could cause a delay in availability of products and a possible loss of sales, which could adversely affect operating results.

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign-currency Transactions — Foreign-currency transactions are recorded in New Taiwan dollars (“NTD”) at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except for those foreign currency denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity.

Translation Adjustment — The accounts of the Company was maintained, and its financial statements were expressed, in New Taiwan Dollar (“NTD”). Such financial statements were translated into U.S. Dollars (“$” or “USD”) in accordance SFAS No. 52, "Foreign Currency Translation", with the NTD as the functional currency. According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder's equity are translated at the historical rates and income statement items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income" as a component of shareholders’ equity.

As of December 31, 2007 and December 31, 2006 the exchange rates between the NTD and the USD ($) were NTD1=$0.03077 and NTD1=$0.03069, respectively. The weighted-average rates of exchange between NTD and USD were NTD1=$0.03044 and NTD1=$0.03075 for the years ended December 31, 2007 and December 31, 2006, respectively. Total translation adjustment recognized as of December 31, 2007 and December 31, 2006 is $211,407 and $213,824, respectively.

Statement of Cash Flows — In accordance with SFAS No. 95, "Statement of Cash Flows", cash flows from the Company's operations are based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Comprehensive Income — Comprehensive income includes accumulated foreign currency translation gains and losses. The Company has reported the components of comprehensive income on its statements of stockholders’ equity and comprehensive income (loss).

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, accounts receivable, deposits and accounts payable approximate their fair value because of the short maturity of those instruments.

The carrying amounts of the Company's long-term debt approximate their fair value because of the short maturity and/or interest rates which are comparable to those currently available to the Company on obligations with similar terms.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective January 1, 2008. In February 2008, the FASB deferred for one year the effective date of SFAS 157 only with respect to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued)—basis, and removed certain leasing transactions from the scope of SFAS 157. The Company does not believe that the adoption of SFAS 157 will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective January 1, 2008. The Company has evaluated the impact of SFAS 159 and believes it will not significantly impact its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, ("SFAS 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective January 1, 2009, and will be applied prospectively. The impact of adopting SFAS 141R will depend on the nature and terms of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders' equity. SFAS 160 is effective January 1, 2009 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

2.	PROPERTY AND EQUIPMENT

The following is a summary of the Company’s property and equipment for the years ended December 31:

	2007	2006

Automobiles	$29,232	$29,156
Building and fixtures	-	147,890
Machinery and equipment	59,128	49,709
Leashold improvements	3,569	3,560
Land	-	78,506
	91,929	308,821
Less: accumulated depreciation	(78,121)	(112,760)

Property and equipment, net	$13,808	$196,061

3.	OTHER INTANGIBLE ASSETS

The following reconciliation of other intangible assets is as follows:

	Gross Carrying Value	Accumulated Amortization
Amortized intangible assets:
Patents	$31,205	$1,259

Amortization of intangible assets was $630 and $504 for the year ended December 31, 2007 and 2006, respectively.

Estimated amortization expense for the years ending December 31 is as follows:

2008	$502
2009	$502
2010	$502
2011	$502
2012	$502

4.	INCOME TAXES

Income before income taxes for the years ended December 31, 2007 and 2006 includes the results of operations of Taiwan and British Virgin Islands. Omphalos Corp. (B.V.I.) and All Fine Technology Co., Ltd. (B.V.I.) are incorporated in British Virgin Islands and are not required to pay income tax. Omphalos Corp. and All Fine Technology Co., Ltd. are incorporated in Taiwan and are subject to Taiwan tax law. The provision for income taxes calculated at the statutory rates in the combined statements of income is as follows for the years ended December 31:

	2007	2006
Current provision:
Computed (provision for) income taxes at statutory rates in BVI	$-	$-
Computed (provision for) income taxes at statutory rates in Taiwan	-	-
Total current provision	-	-

Deferred provision:	-	-
BVI	-	-
Taiwan	-
Valuation allowance	-	-
Total deferred provision	-	-
Provision for income taxes	$-	$-

4.	INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities are measured based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. There were no significant components of the deferred tax for the years ended December 31, 2007 and 2006.

5.	RELATED-PARTY TRANSACTIONS

Operating Leases---The Company leases its facility from a shareholder under an operating lease agreement which expires on December 31, 2007, and is currently on month to month lease arrangement. The monthly base rent is approximately $2,200. Rent expense under this lease agreement amounted to approximately $26,000 and $26,000 for the years ended December 31, 2007 and 2006, respectively.

Advances to / from Shareholders – The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

6.	COMPENSATED ABSENCES

Employees earn annual vacation leave at the rate of seven days per year for the first year. Upon completion of the first year of employment, employees earn one additional day for each additional year. At termination, employees are paid for any accumulated annual vacation leave. As of December 31, 2007, vacation liability existed in the amount of $15,610.

7.	OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders' equity, at December 31, 2007 and 2006 are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income

Balance at January 1, 2006	$150,417	$150,417
Change for 2006	63,407	$63,407

Balance at December 31, 2006	213,824	213,824
Change for 2007	(2,417)	(2,417)

Balance at December 31, 2007	$211,407	$211,407

8.	COMMON STOCK

Stock split- On December 14, 2007, the Board of Directors authorized a two-for-one stock split of the Company’s common stock. All references to the number of common shares and the per common share amounts have been restated to reflect this stock split.

9.	PENSION PLAN

Omphalos Corp. (Taiwan) and All Fine Technology Co., Ltd. (Taiwan) were required to make monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in the Central Trust of China in the Republic of China (Taiwan).

Taiwan has a new pension scheme law effective July 1, 2005. The new pension scheme is a defined contribution scheme. All new employees who joined Omphalos Corp. (Taiwan) and All Fine Technology Co., Ltd. (Taiwan) after July 1, 2005 must participate in the new scheme. Existing employees can choose to stay with the old scheme or to join the new scheme. Under the new scheme, Omphalos Corp. (Taiwan) and All Fine Technology Co. (Taiwan) are required to contribute 6% of the employees’ salary into employees’ own pension fund accounts managed by the government.

Contributions to the pension plan totaled $19,635 and $20,073 for the years ended December 31, 2007 and 2006, respectively.

10.	SUBSEQUENT EVENTS

On February 5, 2008, each of the shareholders (the “Shareholders”) of Omphalos Corp. (B.V.I.) entered into and completed the transactions contemplated under a Share Exchange Agreement (the “Exchange Agreement”) with Soyodo Group Holdings, Inc. (the “Soyodo”)., pursuant to which Soyodo purchased from the Shareholders all issued and outstanding shares of Omphalos’ common stock in consideration for the issuance of an aggregate of 81,996,275 shares of Soyodo common stock (the "Share Exchange").

The Share Exchange resulted in a change in control of Soyodo with the Shareholders owning 81,996,275 shares of common stock of Soyodo out of a total of 90,191,275 issued and outstanding shares after giving effect to the Share Exchange. Also, the Shareholders were elected directors of Soyodo, subject to Soyodo’s disclosure obligations under the Securities Exchange Act of 1934, as amended, and appointed as its executive officers. As a result of the Exchange Agreement, (i) Omphalos became a wholly-owned subsidiary of Soyodo and (ii) the Soyodo succeeded to the business of Omphalos as its sole business.

Pro Forma Financial Information

The following unaudited pro forma financial statements are presented to illustrate the estimated effects of Soyodo Group Holdings, Inc.'s (“Soyodo”) acquisition of Omphalos Corp (B.V.I.) (“Omphalos”) (the “Share Exchange”) on our historical financial position and our results of operations. We have derived our historical financial data from our audited financial statements for the year ended December 31, 2007. We have derived Omphalos's historical financial data from its audited financial statements for the year ended December 31, 2007.

The pro forma statement of operations for the year ended December 31, 2007 assumes that the Share Exchange was consummated on January 1, 2007. The pro forma balance sheet as of December 31, 2007 assumes the Share Exchange was consummated on that date. The information presented in the pro forma financial statements does not purport to represent what our financial position or results of operations would have been had the Share Exchange occurred as of the dates indicated, nor is it indicative of our future financial position or results of operations for any period. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the Share Exchange.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances.

These pro forma financial statements should be read in conjunction with the accompanying notes and assumptions and the historical financial statements and related notes of Soyodo and Omphalos.

SOYODO GROUP HOLDINGS, INC.
PRO FORMA CONDENSED CONBINED BALANCE SHEET
AS OF DECEMBER 31, 2007

	Omphalos	Soyod Group	Pro forma	Pro forma
	Corp.	Holdings, Inc.	Adjustments	Combined
Assets
Current Assets
Cash and cash equivalents	$2,783,243	$530	$-	$2,783,773
Accounts receivable, net	3,892,353	-	-	3,892,353
Inventory, net	657,788	-	-	657,788
Prepaid and other current assets	132,508	-	-	132,508
Short-term investments	-	-	-	-
Total current assets	7,465,892	530	-	7,466,422

Property and Equipment, net	13,808	-	-	13,808

Intangible assets, net	29,946	-	-	29,946
Deposits	-	-	-	-
Long-term investments	1,100,704	-	-	1,100,704
				-
Total Assets	$8,610,350	$530	$-	$8,610,880

SOYODO GROUP HOLDINGS, INC.
PRO FORMA CONDENSED CONBINED BALANCE SHEET
AS OF DECEMBER 31, 2007

	Omphalos	Soyodo Group	Pro forma	Pro forma
	Corp.	Holdings, Inc.	Adjustments	Combined
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$3,940,816	$-	$-	$3,940,816
Accrued salaries and bonus	42,081	-	-	42,081
Accured expenses	180,841	-	-	180,841
Loan from shareholders	-	498,834	(498,834)	-
Total current liabilities	4,163,738	498,834	(498,834)	4,163,738
				-
Commitments and contingencies				-
				-
Shareholders' Equity				-
Common stock	50,000	820	(41,800)	9,020
Additional paid in capital	-	585,223	(543,713)	41,510
Other comprehensive income	211,407	-	-	211,407
Retained Earnings (deficit)	4,185,205	(1,084,347)	1,084,347	4,185,205
Total shareholders' equity	4,446,612	(498,304)	498,834	4,447,142

Total Liabilities and Shareholders' Equity	$8,610,350	$530	$-	8,610,880

SOYODO GROUP HOLDINGS, INC.
PRO FORMA CONDENSED CONBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

	Omphalos	Soyodo Group	Pro forma	Pro forma
	Corp.	Holdings, Inc.	Adjsutments	Combined

Operating revenue:
Sales of goods, net	$10,047,118	$-	$-	$10,047,118
Other operating revenue	378,013			$378,013
Total operating revenue	10,425,131	-	-	10,425,131

Operating costs:
Cost of sales	7,026,432	-	-	7,026,432

Gross profit	3,398,699	-		3,398,699

Selling, general and administrative expenses	1,922,076	13,503	-	1,935,579

Income (loss) from operations	1,476,623	(13,503)	-	1,463,120

Other income (expenses)
Interest income	284,272	-	-	284,272
Gain on foreign currency exchange	38,755	-	-	38,755
Miscellaneous income	1,073	9,676	-	10,749
Total other income	324,100	9,676	-	333,776

Income (loss) before provision for income taxes	1,800,723	(3,827)	-	1,796,896

Provision for income taxes	-	-	-	-

Net Income (loss)	$1,800,723	$(3,827)	$-	$1,796,896

Weighted average shares outstanding: Basic and diluted				90,191,275

Earnings per share: Basic and diluted				$0.02

SOYODO GROUP HOLDINGS, INC.
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

NOTE 1. DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

On February 5, 2008, Soyodo Group Holdings, Inc. (the “Soyodo”) entered into and completed the transactions contemplated under a Share Exchange Agreement (the “Exchange Agreement”) with each of the shareholders (the “Shareholders”) of Omphalos Corp., a British Virgin Islands corporation (”Omphalos), pursuant to which Soyodo purchased from the Shareholders all issued and outstanding shares of Omphalos’ common stock in consideration for the issuance of an aggregate of 81,996,275 shares of Soyodo common stock (the "Share Exchange") (the “Merger”).

The Share Exchange resulted in a change in control of Soyodo with the Shareholders owning 81,996,275 shares of common stock of the Company out of a total of 90,191,275 issued and outstanding shares after giving effect to the Share Exchange. Also, the Shareholders were elected directors of the Company, subject to Soyodo’s disclosure obligations under the Securities Exchange Act of 1934, as amended, and appointed as its executive officers. As a result of the Exchange Agreement, (i) Omphalos became a wholly-owned subsidiary of Soyodo and (ii) the Soyodo succeeded to the business of Omphalos as its sole business. Accordingly, Soyodo intends to change its name to Omphalos Corp.

As a result of the Merger, Omphalos is a wholly-owned subsidiary of Soyodo. Soyodo intends to operate Omphalos in the same manner and to continue in the business that Omphalos engaged in prior to the Merger. Prior to the Merger, no material relationship existed between Omphalos and its subsidiaries and Soyodo. The Merger will be accounted for as a reverse merger to be reflected as a recapitalization with Omphalos as the accounting acquirer.

NOTE 2. PRO FORM ADJUSTMENTS

Adjustments included in the column under the heading “Pro forma adjustments” include the following:

(a)	To reflect the deemed issuance of 81,996,275 shares of Soyodo common stock to Omphalos stockholders.
(b)	To eliminate the accumulated deficit of Soyodo as the accounting acquiree under the reverse merger application of the purchase method of accounting.
(c)	To reflect the waiver of loan to a shareholder based on the waiver letter signed by the shareholder.

NOTE 3. PRO FORM EARNINGS PER SHARE

The pro forma earnings per share is computed based on the number of shares outstanding, after adjustment for shares issued in the acquisition, as though all shares issued in the acquisition had been outstanding from the beginning of the periods presented.
******

OMPHALOS, CORP.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008

CONTENTS

Page

Condensed Consolidated Balance Sheets	1 - 2

Condensed Consolidated Statements of Operations	3

Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income	4

Condensed Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6- 11

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2008	2007
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$3,972,249	$2,783,243
Accounts receivable, net	2,383,066	3,892,353
Inventory, net	916,374	657,788
Prepaid and other current assets	173,089	132,508
Due from shareholders	95,520	-
Total current assets	7,540,298	7,465,892

Leasehold Improvements and Equipment, net	13,519	13,808

Intangible assets, net	35,958	29,946
Deposits	28,116	-
Long-term investments	300,230	1,100,704

Total Assets	$7,918,121	$8,610,350

The Accompanying Notes Are an Integral Part of the Financial Statements.

1

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2008	2007
	(Unaudited)
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$4,001,346	$3,940,816
Accrued salaries and bonus	45,321	42,081
Accured expenses	44,164	180,841
Total current liabilities	4,090,831	4,163,738

Shareholders' Equity
Common stock, $0.0001 par value, 120,000,000 shares authorized, 81,996,275 and 90,191,275 shares issued and outstanding as of December 31, 2007 and March 31, 2008, respectively	9,020	8,200
Additional paid-in capital	41,510	41,800
Other comprehensive income	443,681	211,407
Retained earnings	3,333,079	4,185,205
Total shareholders' equity	3,827,290	4,446,612

Total Liabilities and Shareholders' Equity	$7,918,121	$8,610,350

The Accompanying Notes Are an Integral Part of the Financial Statements.

2

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited)

	March 31, 2008	March 31, 2007

Operating revenue:
Sales of goods, net	$1,543,978	$810,322
Other operating revenue	3,171	-
Total operating revenue	1,547,149	810,322

Operating costs:
Cost of sales	1,210,768	531,377

Gross profit	336,381	278,945

Selling, general and administrative expenses	421,605	410,160

Loss from operations	(85,224)	(131,215)

Other income (expenses)
Interest income	4,759	71,606
Gain (loss) on foreign currency exchange	(589,943)	183,244
Gain on investment	-	15,879
Miscellaneous income	-	1,590
Total other income	(585,184)	272,319

Income (loss) before provision for income taxes	(670,408)	141,104

Provision for income taxes	-	-

Net Income (loss)	$(670,408)	$141,104

Weighted average number of common shares:
Basic and diluted	28,983,099	27,332,092

Not income (loss) per share:
Basic and diluted	$(0.02)	$0.01

The Accompanying Notes Are an Integral Part of the Financial Statements.

3

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
For the Three Months Ended March 31, 2008
(Unaudited)

	Common Stock		Additonal	Retained	Comprehensive
	Shares	Amount	Paid-in Capital	Earning	Income (Loss)	Total

Balance at December 31, 2007	81,996,275	$8,200	$41,800	$4,185,205	$211,407	$4,446,612
Reorganization and recapitalization	8,195,000	820	(290)	-	-	530
Dividend Distributions	-	-	-	(181,718)	-	(181,718)
Translation adjustment	-	-	-	-	232,274	232,274
Net loss	-	-	-	(670,408)	-	(670,408)
Balance at March 31, 2008	90,191,275	$9,020	$41,510	$3,333,079	$443,681	$3,827,290

The Accompanying Notes Are an Integral Part of the Financial Statements.

4

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited)

	March 31, 2008	March 31, 2007
Cash flows from operating activities
Net income (loss)	$(670,408)	$141,104
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	1,339	3,579
Loss due to inventory value decline	5,823	-
Gain on sales of property	(3,171)	-
Foreign currency exchange loss (gains)	589,943	(183,244)
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	1,715,787	183,623
(Increase) Decrease in inventory	(210,632)	120,098
Decrease in prepaid and other assets	(57,254)	(53,428)
Increase (Decrease) in accounts payable	(206,931)	(1,185,430)
Increase (Decrease) in accrued expenses	(143,536)	(810,357)
Net cash provided by (used in) operating activities	1,020,960	(1,784,055)

Cash flows from investing activities
Redemption of investments	845,135	272,246
Acquisition of patents	(3,906)	-
Proceeds received from disposition of equipment	3,171	-
Net cash provided by investing activities	844,400	272,246

Cash flows from financing activities
Due to (from) related parties	(92,009)	564,506
Dividend distribution	(181,718)	-
Capital contribution	-	96,789
Net cash provided by (used in) financing activities	(273,727)	661,295

Effect of exchange rate changes on cash and cash equivalents	(402,627)	46,808

Net increase (decrease) in cash and cash equivalents	1,189,006	(803,706)

Cash and cash equivalents
Beginning	2,783,243	9,124,178
Ending	$3,972,249	$8,320,472

Supplemental disclosure of cash flows
Cash paid during the period for:
Interest expense	$-	$-
Income tax	$-	$-

The Accompanying Notes Are an Integral Part of the Financial Statements.

5

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accompanying unaudited interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and generally accepted accounting principles for interim financial reporting. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three-month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

Organization — Soyodo Group Holdings, Inc. (the “Soyodo”) was incorporated on May 15, 1997 as Quixit, Inc. under the laws of the state of Colorado. On January 16, 2003, TOP Group Corp., a New York corporation, purchased 4,400,000 shares of the Company's common stock, which represented 88% of the Company's outstanding capital stock at that time. Prior to the change in control, the Company's purpose was to investigate opportunities to be acquired by a company that desired to be registered under the Securities Exchange Act of 1934, as amended. In March 2003, the Company changed its state of incorporation from Colorado to Delaware, and changed its name from Quixit, Inc. to TOP Group Holdings, Inc. In August of 2005, the company changed its name from TOP Group Holdings, Inc. to Soyodo Group Holdings, Inc.

In the second quarter of 2005, the company decided to commence a chain of member-only stores in locations with large Chinese immigrant populations, offering Chinese culture-related merchandise such as books, pre-recorded CDs, stationery, gifts, and sports goods. Subsequently, six retail stores had been opened. On June 30, 2006, however, the Company started to concentrate on its wholesale operation and sold to its majority shareholder & principal executive officer, all the six retail stores. Then on November 30, 2006, the company decided to go back to its original plan of investigate opportunities to be acquired and sold to its majority shareholder the remaining wholesale operation.

On February 5, 2008, Soyodo Group Holdings, Inc. entered into and completed the transactions contemplated under a Share Exchange Agreement (the “Exchange Agreement”) with each of the shareholders (the “Shareholders”) of Omphalos Corp. (B.V.I.), a British Virgin Islands corporation, pursuant to which Soyodo purchased from the Shareholders all issued and outstanding shares of Omphalos Corp. (B.V.I.)’ common stock in consideration for the issuance of an aggregate of 81,996,275 shares of Soyodo common stock (the "Share Exchange"). The Share Exchange resulted in a change in control of Soyodo with the Shareholders owning 81,996,275 shares of common stock of the Company out of a total of 90,191,275 issued and outstanding shares after giving effect to the Share Exchange. Also, the Shareholders were elected directors of the Company, subject to Soyodo’s disclosure obligations under the Securities Exchange Act of 1934, as amended, and appointed as its executive officers. As a result of the Exchange Agreement, (i) Omphalos Corp. (B.V.I.) became a wholly-owned subsidiary of Soyodo and (ii) the Soyodo succeeded to the business of Omphalos Corp. (B.V.I.) as its sole business.

6

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organization (Continued) —Effective April 18, 2008 Soyodo entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omphalos, Corp., a Nevada corporation. Pursuant to the Merger Agreement, Soyodo was merged with and into the surviving corporation, Omphalos Corp. The certificate of incorporation and bylaws of the surviving corporation became the certificate of incorporation and bylaws of the Company, and the directors and officers of Soyodo became the members of the board of directors and officers of the Company. Following the execution of the Merger Agreement, the Company filed with the Secretary of State of Delaware and Nevada, a Certificate of Merger. Omphalos, Corp is incorporated on April 15, 2008 under the laws of the state of Nevada. The main purpose of the merger is to change the company’s name to Omphalos, Corp.

Omphalos Corp. (B.V.I.) was incorporated on October 30, 2001 under the laws of the British Virgin Islands. Omphalos Corp. (Taiwan) was incorporated on February 13, 1991 under the laws of Republic of China. All Fine Technology Co., Ltd. (Taiwan) was incorporated on March 23, 2004 under the laws of Republic of China. All Fine Technology Co., Ltd. (B.V.I.) was incorporated on February 2, 2005 under the laws of the British Virgin Islands. These companies were under common control and owned by same shareholders. On July 4, 2007, Omphalos Corp. (BVI) acquired Omphalos Corp. (Taiwan) and All Fine Technology Co. Ltd. (Taiwan) by paying $334,215 in cash to the shareholders. On October 19, 2007 Omphalos Corp. (BVI) completed the purchase of All Fine Technology Co. Ltd. (BVI) by paying $2,095,230 in cash to the shareholders. Omphalos Corp. (B.V.I) became the 100% shareholder of the other three entities. Omphalos Corp. (B.V.I.) and its subsidiaries supplies a wide range of equipments and parts including reflow soldering ovens and automated optical inspection machines for printed circuit board (PCB) manufacturers in Taiwan and China. Collectively Omphalos, Corp. (formerly Soyodo Group Holdings Inc.) and these four corporations are referred to herein as the "Company".

Basis of Consolidation / Combination — The aforementioned stock exchange transaction made Omphalos Corp. (B.V.I.) a wholly owned subsidiary of Soyodo after issuing 81,996,275 shares of Soyodo's common stock and resulted in the shareholders of Omphalos (B.V.I.) obtaining a majority voting interest in Soyodo. Accounting principles generally accepted in the United States require an assessment of which entity is considered the accounting acquirer when an exchange of stock occurs regardless of the legal form of the acquisition. The factors to consider include which entity's shareholders will own the majority of the voting common stock after the acquisition and the composition of the governing body and the management of the company after the acquisition. Omphalos was determined to be the acquirer for accounting purposes. Additionally, when an acquisition takes place between a company with minimal or no operations (a shell company) and an operating company, the transaction is treated as a recapitalization rather than a business combination. As Soyodo is considered to be a shell company, the transaction was treated as a recapitalization of Omphalos Corp. (B.V.I.).

Omphalos Corp. (B.V.I.) is the continuing operating entity for financial reporting purposes, and the financial statements prior to March 31, 2008 represent Omphalos Corp. (B.V.I.)' financial position and results of operations. As of March 31, 2008, Soyodo had net assets of $530 with 8,195,000 shares of common stock outstanding, all of which were included in the consolidated financial statements of Omphalos. Please see the unaudited stockholders' equity statement for the period from January 1, 2008 to March 31, 2008.

7

2.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Consolidation / Combination (Continued) —For the period ended March 31, 2007, the financial statements include the combined accounts of Omphalos Corp. (B.V.I.), Omphalos Corp. (Taiwan), All Fine Technology Co., Ltd. (Taiwan), and All Fine Technology Co., Ltd.(B.V.I.). There companies were under common control and ownership. During the year 2007, these companies reorganized and Omphlaos Corp. (B.V.I.) becomes the sole owner of all of the outstanding shares of Omphalos Corp. (Taiwan), All Fine Technology Co., Ltd. (Taiwan), and All Fine Technology Co., Ltd. (B.V.I.). For the period ended March 31, 2008, the consolidated financial statements include the accounts of Omphalos Corp. (B.V.I.) and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents, and Long-term Investments — Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Long-term investments consist of certificates of deposit (CDs) with maturities in excess of one year.

Inventory — Inventory is carried at the lower of cost or market. Cost is determined by using the specific identification method. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value, and charges to operations for known and anticipated inventory obsolescence. Inventory consists substantially of finished goods and is net of an allowance for slow-moving inventory of $207,719 and $188,503 at March 31, 2008 and December 31, 2007, respectively.

Intangible Assets —Include cost of patent applications that are deferred and charged to operations over their useful lives. The accumulated amortization is $1,482 and $1,259 at March 31, 2008 and December 31, 2007, respectively. Annual amortization expense of such intangible assets is expected to be $575 per year for the next five years.

Foreign-currency Transactions — Foreign-currency transactions are recorded in New Taiwan dollars (“NTD”) at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except for those foreign currencies denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity.

8

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Translation Adjustment — The accounts of the Company was maintained, and its financial statements were expressed, in New Taiwan Dollar (“NTD”). Such financial statements were translated into U.S. Dollars (“$” or “USD”) in accordance SFAS No. 52, "Foreign Currency Translation", with the NTD as the functional currency. According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder's equity are translated at the historical rates and income statement items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income" as a component of shareholders’ equity.

As of March 31, 2008 and December 31, 2007 the exchange rates between the NTD and the USD ($) were NTD1=$0.03292. and NTD1=$0.03077, respectively The weighted-average rates of exchange between NTD and USD were NTD1=$0.03171 and NTD1=$0.03037 for the three months ended March 31, 2008 and March 31, 2007, respectively. Total translation adjustment recognized as of March 31, 2008 and December 31, 2007 is $443,681 and $211,407, respectively.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective January 1, 2008. In February 2008, the FASB deferred for one year the effective date of SFAS 157 only with respect to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, and removed certain leasing transactions from the scope of SFAS 157. The Company has adopted SFAS 157 in its financial statements. The adoption of SFAS 157 does not have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective January 1, 2008. The adoption of SFAS 159 does not have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, ("SFAS 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective January 1, 2009, and will be applied prospectively. The impact of adopting SFAS 141R will depend on the nature and terms of future acquisitions.

9

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders' equity. SFAS 160 is effective January 1, 2009 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

2.	RELATED-PARTY TRANSACTIONS

Operating Leases---The Company leases its facility from a shareholder under an operating lease agreement which expires on December 31, 2008. The monthly base rent is approximately $2,200. Rent expense under this lease agreement amounted to approximately $6,600 and $6,600 for the periods ended March 31, 2008 and 2007, respectively.

Advances to / from Shareholders – The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

3.	OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders' equity, at March 31, 2008 and December 31, 2007 are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income

Balance at December 31, 2007	$211,407	$211,407
Change for the period	232,274	$232,274

Balance at March 31, 2008	$443,681	$443,681

4.	FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157, effective January 1, 2008. SFAS No. 157 applies to “Long-term investments”, which were composed of certificates of deposit that were measured and reported on a fair value basis.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value of certificates of deposit, the Company uses the market approach. SFAS No. 157 establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

10

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available. The Company does not currently have any financial instruments utilizing Level 1 inputs.

4.	FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The certificates of deposit, which were the only component of long-term investments, utilized Level 2 inputs. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The Company does not currently have any financial instruments utilizing Level 3 inputs. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following table summarizes by level within the fair value hierarchy “Long-term investments” as of March 31, 2008.

	Level 2	Total
Long-term Investments
Certificates of deposit	$300,230	$300,230
	$300,230	$300,230

5.	SUBSEQUENT EVENTS

Effective April, 15, 2008, Soyodo Group Holdings, Inc. filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware, to effect a one (1) for three (3) reverse split of the issued and outstanding common shares of Soyodo whereby every three shares of common stock held were exchanged for one share of common stock. As a result, the issued and outstanding shares of common stock were reduced from 90,191,276 prior to the reverse split to approximately 30,063,759 following the reverse stock split. The authorized capital remained at 120,000,000 shares of common stock and any shareholder who beneficially owned a fractional share of common stock after the reverse stock split had their fractional share rounded up to the nearest whole share. The weighted average numbers of common shares used in the computations of basic and diluted earnings per share have been adjusted for all periods presented to reflect this reverse stock split.
Effective April 18, 2008 Soyodo entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omphalos, Corp., a Nevada corporation. Pursuant to the Merger Agreement, Soyodo was merged with and into the surviving corporation, Omphalos Corp. The certificate of incorporation and bylaws of the surviving corporation became the certificate of incorporation and bylaws of the Company, and the directors and officers of Soyodo became the members of the board of directors and officers of the Company. Following the execution of the Merger Agreement, the Company filed with the Secretary of State of Delaware and Nevada, a Certificate of Merger.

11

OMPHALOS, CORP.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008

CONTENTS

Page

Condensed Consolidated Balance Sheets	1 - 2

Condensed Consolidated Statements of Operations	3

Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income	4

Condensed Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6- 11

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2008	2007
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$2,181,954	$2,783,243
Accounts receivable, net	4,050,337	3,892,353
Inventory, net	1,463,773	657,788
Prepaid and other current assets	130,592	132,508
Due from shareholders	100,603	-
Total current assets	7,927,259	7,465,892

Leasehold Improvements and Equipment, net	12,251	13,808

Intangible assets, net	37,199	29,946
Deposits	26,788	-
Long-term investments	-	1,100,704

Total Assets	$8,003,497	$8,610,350

The Accompanying Notes Are an Integral Part of the Financial Statements.

1

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2008	2007
	(Unaudited)
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$3,065,474	$3,940,816
Accrued salaries and bonus	45,601	42,081
Accured expenses	54,199	180,841
Total current liabilities	3,165,274	4,163,738

Shareholders' Equity
Common stock, $0.0001 par value, 120,000,000 shares
authorized, 27,332,092 and 30,063,759 shares issued
and outstanding as of December 31, 2007 and
June 30, 2008, respectively	3,007	2,733
Additional paid-in capital	47,523	47,267
Other comprehensive income	471,057	211,407
Retained earnings	4,316,636	4,185,205
Total shareholders' equity	4,838,223	4,446,612

Total Liabilities and Shareholders' Equity	$8,003,497	$8,610,350

The Accompanying Notes Are an Integral Part of the Financial Statements.

2

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Operating revenue:
Sales of goods, net	$5,341,128	$4,913,152	$3,797,150	$4,102,829
Other operating revenue	3,228	-	57	-
Total operating revenue	5,344,356	4,913,152	3,797,207	4,102,829

Operating costs:
Cost of sales	3,709,998	3,264,295	2,501,664	2,732,917

Gross Profit	1,634,358	1,648,857	1,295,543	1,369,912

Selling, general and administrative expenses	898,388	865,353	476,784	455,193

Income from operations	735,970	783,504	818,759	914,719

Other income
Interest income	10,590	115,568	5,831	43,961
Gain (loss) on foreign
currency exchange	(433,411)	20,814	156,532	(162,430)
Gain on investment	-	38,423	-	22,544
Miscellaneous income	-	2,855	2,434	1,266
Total other income	(422,821)	177,660	164,797	(94,659)

Income before provision
for income taxes	313,149	961,164	983,556	820,060

Provision for income taxes	-	-	-	-

Net Income	$313,149	$961,164	$983,556	$820,060

Weighted average number of common stock:
Basic and Diluted	29,538,438	27,332,092	30,063,759	27,332,092

Net income (loss) per share:
Basic and Diluted	0.01	0.04	0.03	0.03

The Accompanying Notes Are an Integral Part of the Financial Statements.

3

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2008
(Unaudited)

	Common Stock		Additonal	Retained	Comprehensive
	Shares	Amount	Paid-in Capital	Earning	Income	Total

Balance at December 31, 2007	81,996,275	$8,200	$41,800	$4,185,205	$211,407	$4,446,612
Reorganization and recapitalization	8,195,000	820	(290)	-	-	530
Dividend distributions	-	-	-	(181,718)	-	(181,718)
One for three stock reverse split	(60,127,516)	(6,013)	6,013	-	-	-
Translation adjustment	-	-	-	-	259,650	259,650
Net income	-	-	-	313,149	-	313,149
Balance at June 30, 2008	30,063,759	$3,007	$47,523	$4,316,636	$471,057	$4,838,223

The Accompanying Notes Are an Integral Part of the Financial Statements.

4

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited)

	June 30, 2008	June 30, 2007
Cash flows from operating activities
Net income	$313,149	$961,164
Adjustments to reconcile net income to net cash used in operating activities:
Amortization and depreciation	1,466	8,574
Loss due to inventory value decline	3,389
Loss (gain) on sale of property	(3,228)	2,527
Foreign currency exchange loss (gains)	433,411	(20,814)
Changes in assets and liabilities:
Decrease (Increase) in accounts receivable	108,149	(1,904,017)
Decrease (Increase) in inventory	(749,946)	210,515
(Increase) Decrease in prepaid and other assets	(15,451)	(8,300)
Increase (Decrease) in accounts payable	(1,125,587)	265,108
(Decrease) in accrued expenses	(135,912)	(970,264)
Net cash used in operating activities	(1,170,560)	(1,455,507)

Cash flows from investing activities
Capital contribution	-	96,470
Redemption of investments	1,154,720	364,050
Purchase of equipment	(5,358)	(8,047)
Proceeds received from disposition of equipment	3,228	115,026
Net cash provided by investing activities	1,152,590	567,499

Cash flows from financing activities
Dividend distribution	(181,718)	-
Loans to shareholders	(98,737)	(2,951,221)
Net cash used in financing activities	(280,455)	(2,951,221)

Effect of exchange rate changes on cash and cash equivalents	(302,864)	(73,245)

Net decrease in cash and cash equivalents	(601,289)	(3,912,474)

Cash and cash equivalents
Beginning	2,783,243	9,124,178
Ending	$2,181,954	$5,211,704

Supplemental disclosure of cash flows
Cash paid during the period for:
Interest expense	$-	$-
Income tax	$-	$-

Supplemental disclosure of noncash financing activities
Note receivable received in connection with sale of property	$-	$60,540

The Accompanying Notes Are an Integral Part of the Financial Statements.

5

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accompanying unaudited interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and generally accepted accounting principles for interim financial reporting. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

Organization — Soyodo Group Holdings, Inc. (the “Soyodo”) was incorporated on May 15, 1997 as Quixit, Inc. under the laws of the state of Colorado. On January 16, 2003, TOP Group Corp., a New York corporation, purchased 4,400,000 shares of the Company's common stock, which represented 88% of the Company's outstanding capital stock at that time. Prior to the change in control, the Company's purpose was to investigate opportunities to be acquired by a company that desired to be registered under the Securities Exchange Act of 1934, as amended. In March 2003, the Company changed its state of incorporation from Colorado to Delaware, and changed its name from Quixit, Inc. to TOP Group Holdings, Inc. In August of 2005, the company changed its name from TOP Group Holdings, Inc. to Soyodo Group Holdings, Inc.

In the second quarter of 2005, the company decided to commence a chain of member-only stores in locations with large Chinese immigrant populations, offering Chinese culture-related merchandise such as books, pre-recorded CDs, stationery, gifts, and sports goods. Subsequently, six retail stores had been opened. On June 30, 2006, however, the Company started to concentrate on its wholesale operation and sold to its majority shareholder & principal executive officer, all the six retail stores. Then on November 30, 2006, the company decided to go back to its original plan of investigate opportunities to be acquired and sold to its majority shareholder the remaining wholesale operation.

On February 5, 2008, Soyodo Group Holdings, Inc. entered into and completed the transactions contemplated under a Share Exchange Agreement (the “Exchange Agreement”) with each of the shareholders (the “Shareholders”) of Omphalos Corp. (B.V.I.), a British Virgin Islands corporation, pursuant to which Soyodo purchased from the Shareholders all issued and outstanding shares of Omphalos Corp. (B.V.I.)’ common stock in consideration for the issuance of an aggregate of 81,996,275 shares of Soyodo common stock (the "Share Exchange"). The Share Exchange resulted in a change in control of Soyodo with the Shareholders owning 81,996,275 shares of common stock of the Company out of a total of 90,191,275 issued and outstanding shares after giving effect to the Share Exchange. Also, the Shareholders were elected directors of the Company, subject to Soyodo’s disclosure obligations under the Securities Exchange Act of 1934, as amended, and appointed as its executive officers. As a result of the Exchange Agreement, (i) Omphalos Corp. (B.V.I.) became a wholly-owned subsidiary of Soyodo and (ii) the Soyodo succeeded to the business of Omphalos Corp. (B.V.I.) as its sole business.

The Accompanying Notes Are an Integral Part of the Financial Statements.

6

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organization (Continued) —Effective April 18, 2008 Soyodo entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omphalos, Corp., a Nevada corporation. Pursuant to the Merger Agreement, Soyodo was merged with and into the surviving corporation, Omphalos Corp. The certificate of incorporation and bylaws of the surviving corporation became the certificate of incorporation and bylaws of the Company, and the directors and officers of Soyodo became the members of the board of directors and officers of the Company. Following the execution of the Merger Agreement, the Company filed with the Secretary of State of Delaware and Nevada, a Certificate of Merger. Omphalos, Corp is incorporated on April 15, 2008 under the laws of the state of Nevada. The main purpose of the merger is to change the company’s name to Omphalos, Corp.

Omphalos Corp. (B.V.I.) was incorporated on October 30, 2001 under the laws of the British Virgin Islands. Omphalos Corp. (Taiwan) was incorporated on February 13, 1991 under the laws of Republic of China. All Fine Technology Co., Ltd. (Taiwan) was incorporated on March 23, 2004 under the laws of Republic of China. All Fine Technology Co., Ltd. (B.V.I.) was incorporated on February 2, 2005 under the laws of the British Virgin Islands. These companies were under common control and owned by same shareholders. On July 4, 2007, Omphalos Corp. (BVI) acquired Omphalos Corp. (Taiwan) and All Fine Technology Co. Ltd. (Taiwan) by paying $334,215 in cash to the shareholders. On October 19, 2007 Omphalos Corp. (BVI) completed the purchase of All Fine Technology Co. Ltd. (BVI) by paying $2,095,230 in cash to the shareholders. Omphalos Corp. (B.V.I) became the 100% shareholder of the other three entities. Omphalos Corp. (B.V.I.) and its subsidiaries supplies a wide range of equipments and parts including reflow soldering ovens and automated optical inspection machines for printed circuit board (PCB) manufacturers in Taiwan and China. Collectively Omphalos, Corp. (formerly Soyodo Group Holdings Inc.) and these four corporations are referred to herein as the "Company".

Basis of Consolidation / Combination — The aforementioned stock exchange transaction made Omphalos Corp. (B.V.I.) a wholly owned subsidiary of Soyodo after issuing 81,996,275 shares of Soyodo's common stock and resulted in the shareholders of Omphalos (B.V.I.) obtaining a majority voting interest in Soyodo. Accounting principles generally accepted in the United States require an assessment of which entity is considered the accounting acquirer when an exchange of stock occurs regardless of the legal form of the acquisition. The factors to consider include which entity's shareholders will own the majority of the voting common stock after the acquisition and the composition of the governing body and the management of the company after the acquisition. Omphalos was determined to be the acquirer for accounting purposes. Additionally, when an acquisition takes place between a company with minimal or no operations (a shell company) and an operating company, the transaction is treated as a recapitalization rather than a business combination. As Soyodo is considered to be a shell company, the transaction was treated as a recapitalization of Omphalos Corp. (B.V.I.).

For the period ended June 30, 2007, the financial statements include the combined accounts of Omphalos Corp. (B.V.I.), Omphalos Corp. (Taiwan), All Fine Technology Co., Ltd. (Taiwan), and All Fine Technology Co., Ltd.(B.V.I.). There companies were under common control and ownership. During the year 2007, these companies reorganized and Omphlaos Corp. (B.V.I.) becomes the sole owner of all of the outstanding shares of Omphalos Corp. (Taiwan), All Fine Technology Co., Ltd. (Taiwan), and All Fine Technology Co., Ltd. (B.V.I.). For the period ended June 30, 2008, the consolidated financial statements include the accounts of Omphalos Corp. (B.V.I.) and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

The Accompanying Notes Are an Integral Part of the Financial Statements.

7

3.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents, and Long-term Investments — Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Long-term investments consist of certificates of deposit (CDs) with maturities in excess of one year.

Inventory — Inventory is carried at the lower of cost or market. Cost is determined by using the specific identification method. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value, and charges to operations for known and anticipated inventory obsolescence. Inventory consists substantially of finished goods and is net of an allowance for slow-moving inventory of $204,944 and $188,503 at June 30, 2008 and December 31, 2007, respectively.

Intangible Assets —Include cost of patent applications that are deferred and charged to operations over their useful lives. The accumulated amortization is $1,614 and $1,259 at June 30, 2008 and December 31, 2007, respectively. Annual amortization expense of such intangible assets is expected to be $575 per year for the next five years.

Foreign-currency Transactions — Foreign-currency transactions are recorded in New Taiwan dollars (“NTD”) at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except for those foreign currencies denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity.

Translation Adjustment — The accounts of the Company was maintained, and its financial statements were expressed, in New Taiwan Dollar (“NTD”). Such financial statements were translated into U.S. Dollars (“$” or “USD”) in accordance SFAS No. 52, "Foreign Currency Translation", with the NTD as the functional currency. According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder's equity are translated at the historical rates and income statement items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income" as a component of shareholders’ equity.

As of June 30, 2008 and December 31, 2007 the exchange rates between the NTD and the USD ($) were NTD1=$0.03289. and NTD1=$0.03077, respectively The weighted-average rates of exchange between NTD and USD were NTD1=$0.03228 and NTD1=$0.03027 for the six months ended June 30, 2008 and June 30, 2007, respectively. Total translation adjustment recognized as of June 30, 2008 and December 31, 2007 is $471,057 and $211,407, respectively.

The Accompanying Notes Are an Integral Part of the Financial Statements.

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2.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective January 1, 2008. In February 2008, the FASB deferred for one year the effective date of SFAS 157 only with respect to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, and removed certain leasing transactions from the scope of SFAS 157. The Company has adopted SFAS 157 in its financial statements. The adoption of SFAS 157 does not have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective January 1, 2008. The adoption of SFAS 159 does not have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, ("SFAS 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective January 1, 2009, and will be applied prospectively. The impact of adopting SFAS 141R will depend on the nature and terms of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders' equity. SFAS 160 is effective January 1, 2009 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.
During March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS No. 161). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact of SFAS No. 161.

In May 2008, the Financial Accounting Standards Board (FASB) issued Statements of Financial Standards No. 162 (SFAS 162), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities.

The Accompanying Notes Are an Integral Part of the Financial Statements.

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1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued)— SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” It is only effective for nongovernmental entities; therefore, the GAAP hierarchy will remain in SAS 69 for state and local governmental entities and federal governmental entities. The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

2.	RELATED-PARTY TRANSACTIONS

Operating Leases—-The Company leases its facility from a shareholder under an operating lease agreement which expires on December 31, 2008. The monthly base rent is approximately $2,200. Rent expense under this lease agreement amounted to approximately $13,200 and $13,200 for the six-month periods ended June 30, 2008 and 2007, respectively.

Advances to / from Shareholders – The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

3.	OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders' equity, at June 30, 2008 and December 31, 2007 are as follows:

The Accompanying Notes Are an Integral Part of the Financial Statements.

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	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income

Balance at December 31, 2007	$211,407	$211,407
Change for the period	259,650	$259,650

Balance at June 30, 2008	$471,057	$471,057

5.	COMMON STOCK

Effective April, 15, 2008, Soyodo Group Holdings, Inc. filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware, to effect a one (1) for three (3) reverse split of the issued and outstanding common shares of Soyodo whereby every three shares of common stock held were exchanged for one share of common stock. As a result, the issued and outstanding shares of common stock were reduced from 90,191,275 prior to the reverse split to approximately 30,063,759 following the reverse stock split. The authorized capital remained at 120,000,000 shares of common stock and any shareholder who beneficially owned a fractional share of common stock after the reverse stock split had their fractional share rounded up to the nearest whole share.

4.	COMMON STOCK (CONTINUED)

All references in the accompanying financial statements to the number of shares outstanding, per share amounts of the Company’s common stock have been adjusted to reflect the effect of the stock reverse split. Shareholders’ equity reflects the stock reverse split by reclassifying from “Common Stock” to “Additional Paid-in Capital” an amount equal to the par value of the decreased shares arising from the reverse split.

The Accompanying Notes Are an Integral Part of the Financial Statements.

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